UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-40752

RENEW ENERGY GLOBAL PLC

(Translation of registrant’s name into English)

C/O Vistra (UK) Ltd 3rd Floor

11-12 St James’s Square London SW1Y 4LB

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other events: Amendment to Shareholders' Agreement and execution of Standstill Agreement

ReNew Energy Global Plc (“ReNew”, “ReNew Global” or “the Company”) had entered into the ReNew Global Shareholders Agreement on August 23, 2021 with Mr. Sumant Sinha (the “Founder”), Cognisa Investment, Wisemore Advisory Private Limited (together with Cognisa Investment and the Founder, the “Founder Investors”), GS Wyvern Holdings Limited (“GSW”), Canada Pension Plan Investment Board (“CPP Investments”), Platinum Hawk C 2019 RSC Limited (“Platinum Cactus”), JERA Power RN BV (“JERA”) and MKC Investments, LLC (to which RMG Sponsor II assigned its rights under the Shareholders Agreement), or together the “Shareholders Agreement Investors”. On April 28, 2023, when GSW ceased to hold any shares, the ReNew Global Shareholders Agreement terminated with respect to GSW and GSW ceased to be a Shareholders Agreement Investor. The Company and the remaining Shareholders Agreement Investors entered into an amendment to the ReNew Global Shareholders Agreement dated July 17, 2023 (executed and effective on July 24, 2023) pursuant to which the ReNew Global Shareholders Agreement was amended, principally to change the parties’ agreements as to the rights of significant investors in the Company under the ReNew Global Shareholders Agreement to appoint directors and associated provisions (as so amended, the “Amended Shareholders Agreement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Amended Shareholders Agreement.

Under the Amended Shareholders Agreement, until August 23, 2023, CPP Investments, for so long as it and its affiliates hold at least 26% of the Equivalent Outstanding Voting Beneficial Shares, has the right to appoint 2 directors to the board. From and after August 23, 2023, the Amended Shareholders Agreement requires that the board shall be comprised of: (i) up to ten directors, if there are three or fewer investor nominee directors (other than the Founder director); or (ii) up to eleven directors, if there are four investor nominee directors (other than the Founder director); and in each case a majority of them must be independent directors and at least two must be female. Further, pursuant to the Amended Shareholders Agreement, the Founder Investors shall have the right to appoint one director (the “Founder Director”), so long as (i) they hold at least 40% of the Equivalent Outstanding Voting Beneficial Shares (as such term is defined in the Amended Shareholder Agreement) held by the Founder Investors as of August 23, 2021 or (ii) the Founder is the Chief Executive Officer or Chairman of the ReNew group, whichever is longer, which shall be the Founder himself for so long as he is the Chief Executive Officer or Chairman of the ReNew group. Additionally, from and after August 23, 2023, the major investor (which is the investor with the largest shareholding and holding at least 26% of the Equivalent Outstanding Voting Beneficial Shares) shall be entitled to appoint two nominee directors while each non-Founder shareholder having 15% or more Equivalent Outstanding Voting Beneficial Shares shall be entitled to one board nominee, subject to the total number of directors appointed by all the non-Founder Investors (including the major investor) not exceeding four. Furthermore, from and after August 23, 2023, the major investor has been granted right to appoint one of its nominee directors to each committee (other than the audit committee) and the Founder has been granted right to the appoint the Founder Director to the finance and operations committee and nomination and board governance committee. Additionally, the right of JERA to appoint a board observer has been extended for so long as it continues to hold 40% of the Class A Ordinary Shares held by it as of August 23, 2021.

Furthermore, on July 24, 2023, Renew Global entered into a standstill agreement with CPP Investments (the “Standstill Agreement”), pursuant to which CPP Investments has agreed not to, directly or indirectly and either alone or jointly, acquire, offer or propose to acquire, or enter into any agreement to acquire any interest in any Class A Ordinary Shares (or rights or options to acquire any Class A Ordinary Shares), or any securities convertible into or exchangeable for Class A Ordinary Shares from July 24, 2023 to July 23, 2026, subject to certain exceptions and other terms and conditions set forth therein, including earlier termination of the standstill period upon the occurrence of certain events.

The foregoing descriptions of the material terms of the Amended Shareholders Agreement and the Standstill Agreement do not purport to be complete descriptions and are qualified in their entirety by reference to the full text of the Amended Shareholder’s Agreement and Standstill Agreement, which the Company intends to file as an exhibit to the Company’s Annual Report on Form 20-F for the year ended March 31, 2023.

The contents of this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) are incorporated by reference into the Registrant’s registration statement on Form F-3, SEC file number 333-259706, filed by the Registrant on October 13, 2022 (as supplemented by any prospectus supplements filed on or prior to the date of this Form 6-K), and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 27, 2023	RENEW ENERGY GLOBAL PLC

	By:	/s/ Samir Rai
	Name:	Samir Rai
	Title:	Company Secretary